

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2020

Lee Lefkowitz
Chief Executive Officer
PotNetwork Holdings, Inc.
3531 Griffin Road
Ft. Lauderdale, FL 33312

      Re: PotNetwork Holdings, Inc.
           Schedule 14C Information Statement
           Filed October 29, 2020
           File No. 000-55969

Dear Mr. Lefkowitz:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Schedule 14C Information Statement

Action II
Amendment to the Articles of Incorporation to Reduce the Number of Authorized Shares of Common Stock, page 5

1.   Please revise your disclosure to discuss how many shares you were authorized to issue prior to the reverse stock split.

Action I
Reverse Stock Split of Quantity of Common Shares Issued and Outstanding, page 5

2.   Please expand your disclosure to discuss the reasons for your reverse stock split and whether the reverse split will affect your Exchange Act registration status.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay at (202) 551-7237 or Celeste Murphy at (202) 551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences